EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

Introduction

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware Revised Statutes relating to our capital stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified by reference to our certificate of incorporation and our bylaws. You should read the provisions of our certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividends. Subject to the rights of holders of the Preferred Stock, the holders of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of stock, and the holders of Preferred Stock shall not be entitled to participate in any such dividends (unless otherwise provided by the Board of Directors in any resolution providing for the issue of a series of Preferred Stock.)

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

Preferred Stock.

Our Articles of Incorporation provide that up to 5,000,000, shares of Preferred Stock may be issued from time to time in one or more series. Our Board of Directors has the authority to fix and determine the number of shares constituting each such series and the relative rights, preferences, privileges and immunities, if any, as well as any qualifications, limitations or restrictions thereof, of the shares thereof, including the authority to fix and determine the dividend rights, dividend rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences of any wholly unissued series of preferred stock and to increase or decrease the number of shares of any outstanding series, without further vote or action by shareholders.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our board of directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.